[LETTERHEAD OF HIMAX TECHNOLOGIES, INC.]

January 19, 2011

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
U.S.A.

Re:	Himax Technologies, Inc. Form 20-F for the fiscal year ended December 31, 2009 Filed June 3, 2010 File No. 000-51847

Dear Mr. Mancuso:

Himax Technologies, Inc. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated December 23, 2010 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2009.

The Company respectfully informs the Staff that it did not receive the comment letter, which was addressed to Max Chan and postmarked on January 3, 2011, until January 19, 2011 due to the international mail delivery time and the fact that Mr. Chan has recently resigned from the Company.  A press release regarding Mr. Chan’s resignation was furnished on Form 6-K on October 1, 2010.  The Company also respectfully informs the Staff that it has not received any facsimile copy of the comment letter, possibly due to technical problems of its fax machine.

The Company is carefully reviewing and considering the Staff’s comment and is in the process of responding to the comment.  Due to the delay in receipt of the comment letter, the Company respectfully requests an extension of the due date for the Company’s response and will submit its response as soon as practicable.

We appreciate the Staff’s accommodation for the extension.  Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at +886-6-507-0000 or by email at jessica_pan@himax.com.tw, or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at +852-2533-3368, by fax at +852-2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

/s/ Jessica Pan
Name:   Jessica Pan
Title:     Acting Chief Financial Officer

cc:         James C. Lin, Davis Polk & Wardwell LLP